UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
iBio, Inc.
(Name of Issuer)
Common Stock, par value $.001
(Title of Class of Securities)
45107K102
(CUSIP Number)
Carl DeSantis
c/o CDS International Holdings, Inc.
3299 NW 2nd Ave
Boca Raton, FL 33431
(561) 705-0394
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:

CDS International Holdings, Inc.
Attn: William Milmoe
3299 NW 2nd Ave
Boca Raton, FL 33431

August 13, 2013
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ??240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ?240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 8 Pages)

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CUSIP No. 45107K102
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13D
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Page 2 of 8 Pages
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1.
?
NAME OF REPORTING PERSON

Carl DeSantis
?
?
2.
?
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)?????
(b)?????
?
?
3.
?
SEC USE ONLY
?
?
?
4.
?
SOURCE OF FUNDS (see instructions)
?
00
?
?
5.
?
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)??????
?
?
6.
?
CITIZENSHIP OR PLACE OF ORGANIZATION
?
United States
?
?






NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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7.
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SOLE VOTING POWER
?
6,125

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8.
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SHARED VOTING POWER
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6,153,338

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9.
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SOLE DISPOSITIVE POWER
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6,125

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10.
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SHARED DISPOSITIVE POWER
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6,153,338






11.
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AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,159,463
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?
12.
?
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)?????
?
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13.
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PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.86%
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?
14.
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TYPE OF REPORTING PERSON (see instructions)

IN
?
?

______________________________________________________________________________

CUSIP No. 45107K102
?
13D
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Page 3 of 8 Pages
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1.
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NAME OF REPORTING PERSON

DeSantis Revocable Trust
?
?
2.
?
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)?????
(b)?????
?
?
3.
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SEC USE ONLY
?
?
?
4.
?
SOURCE OF FUNDS (see instructions)
?
00
?
?
5.
?
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)??????
?
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6.
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CITIZENSHIP OR PLACE OF ORGANIZATION
?
Florida
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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7.
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SOLE VOTING POWER
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0

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8.
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SHARED VOTING POWER
?
3,356,069

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9.
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SOLE DISPOSITIVE POWER
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0

?
10.
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SHARED DISPOSITIVE POWER
?
3,356,069






11.
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AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,356,069
?
?
12.
?
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)?????
?
?
13.
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PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.92%
?
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14.
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TYPE OF REPORTING PERSON (see instructions)

OO
?
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CUSIP No. 45107K102
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13D
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Page 4 of 8 Pages
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1.
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NAME OF REPORTING PERSON

CD Financial, LLC
?
?
2.
?
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)?????
(b)?????
?
?
3.
?
SEC USE ONLY
?
?
?
4.
?
SOURCE OF FUNDS (see instructions)
?
00
?
?
5.
?
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)??????
?
?
6.
?
CITIZENSHIP OR PLACE OF ORGANIZATION
?
Florida
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?






NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
?
7.
?
SOLE VOTING POWER
?
0

?
8.
?
SHARED VOTING POWER
?
1,530,563

?
9.
?
SOLE DISPOSITIVE POWER
?
0

?
10.
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SHARED DISPOSITIVE POWER
?
1,530,563






11.
?
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,530,563
?
?
12.
?
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)?????
?
?
13.
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PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.70%
?
?
14.
?
TYPE OF REPORTING PERSON (see instructions)

OO
?
?






CUSIP No. 45107K102
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13D
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Page 5 of 8 Pages
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Item 1.??Security and Issuer.
     This Amendment No. 1 updates and amends certain information initially reported in the Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission on June 13, 2013 by Carl DeSantis,
CD Financial, LLC and the DeSantis Revocable Trust (the ?Schedule 13D?)
in connection with the ownership of shares of common stock, par value $0.001 per share (the ?Common Stock?) of iBio, Inc., a Delaware corporation
(the ?Issuer?), by Carl DeSantis, the DeSantis Revocable Trust and CD Financial, LLC (?CD Financial?). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

Item 3.??Source or Amount of Funds or Other Consideration.
      ?Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     All of the securities reported on this Statement owned by Carl
DeSantis and CD Financial, LLC were acquired as a result of the spin-off
(the ?Spin-Off?) of the Issuer from Integrated BioPharma, except for 63,100 shares of Common Stock acquired by CD Financial subsequent to the Spin-Off in August 2010 in a private transaction.??The shares of the Issuer were distributed to all of the stockholders of record of Integrated BioPharma as of August 12, 2008.??Integrated BioPharma?s stockholders received one Share of the Issuer?s Common Stock for every one share of Integrated BioPharma common stock owned by them at the close of business on August 12, 2008. The date of distribution of the Issuers Common Stock was August 18, 2008.

     2,242,809 shares of the securities reported on this Statement owned by the DeSantis Revocable Trust were acquired by DeSantis Revocable Trust from CDS Group Holdings, LLC (?CDS Group?) in a private transaction?in August 2008.? CDS Group acquired such securities as a result of the Spin-Off. 1,113,260 shares of the securities reported on this Statement owned by the DeSantis Revocable Trust were acquired by DeSantis Revocable Trust in
July 2013 in a private transaction for a purchase price of $0.52 per share.
 ?
     Except as provided in the preceding paragraph, no funds or other consideration was used by any of the Reporting Persons to acquire the shares subject hereof, and no funds or other consideration were borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the shares subject hereto.

Item 5.??Interest in Securities of the Issuer.
      ??Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a)?????The Reporting Persons may be deemed to have beneficial ownership of 6,159,463 shares of Common Stock of the Issuer, representing approximately 10.86% of the Issuer?s outstanding shares of Common Stock
(the percentage of shares owned being based upon 56,692,095 shares outstanding on May 15, 2013 as reported on the Issuer?s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed with the Securities and Exchange Commission on May 20, 2013). The percentage of ownership reported above in this Item 5(a) was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the ?Exchange Act?).
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     (b)?????Carl DeSantis holds sole voting and dispositive power with respect to, and directly?beneficially owns in the aggregate, 6,125 shares of Common Stock. CD Financial owns 1,530,563 shares of Common Stock, of which Carl DeSantis may be deemed to be the indirect beneficial owner
(as that term is defined under Rule 13d-3 under the Exchange Act) by virtue of the fact that he has the power to make decisions at CD Financial. Carl DeSantis may






CUSIP No. 45107K102
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13D
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Page 6 of 8 Pages
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additionally be deemed to share beneficial ownership as well as voting and dispositive power with?the DeSantis Revocable Trust with respect to 3,356,069 shares of Common Stock as Carl DeSantis is the trustee of the DeSantis Revocable Trust.??As a holder of greater than 10% of the outstanding shares of Integrated BioPharma, Carl DeSantis may also be deemed to share beneficial ownership of the 1,266,706 shares held by Integrated BioPharma.
?
     CD Financial holds shared voting and dispositive power with respect to, and directly?beneficially owns in the aggregate, 1,530,417 shares of Common Stock.? CD Financial may be deemed to share beneficial ownership as well as voting and dispositive power with respect to such Common Stock with Carl DeSantis who has the power to make decisions at CD Financial.
     ?
     The DeSantis Revocable Trust holds shared voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 3,356,069 shares of Common Stock.??The DeSantis Revocable Trust may be deemed to share beneficial ownership as well as voting and dispositive power with respect to such Common Stock with Carl DeSantis, who is the trustee of the DeSantis Revocable Trust.
     ?

     ?(c)?????Carl DeSantis and CD Financial have not effected any transaction in the Common Stock of the Issuer directly owned by them in the past sixty days. The DeSantis Revocable Trust has effected the following transactions in the Common Stock of the Issuer within the past sixty days:

     		(i) 	On July 19, 2013 the DeSantis Revocable Trust
purchased 1,732,679 shares of Common Stock of the Issuer in a private purchase for a purchase price of $0.52 per share.
     		(ii) 	On July 23, 2013 the DeSantis Revocable Trust
sold 39,465 shares of Common Stock of the Issuer in a private sale for a sale price of $0.51 per share.
     		(iii) 	On July 25, 2013 the DeSantis Revocable Trust
sold 6,960 shares of Common Stock of the Issuer in a private sale for a sale price of $0.51 per share.
     		(iv) 	On July 26, 2013 the DeSantis Revocable Trust
sold 20,295 shares of Common Stock of the Issuer in a private sale for a sale price of $0.50 per share.
     		(v) 	On July 29, 2013 the DeSantis Revocable Trust
sold 15,585 shares of Common Stock of the Issuer in a private sale for a sale price of $0.50 per share.
     		(vi) 	On July 30, 2013 the DeSantis Revocable Trust
sold 19,020 shares of Common Stock of the Issuer in a private sale for a sale price of $0.51 per share.
     		(vii) 	On July 31, 2013 the DeSantis Revocable Trust
sold 22,095 shares of Common Stock of the Issuer in a private sale for a sale price of $0.50 per share.
     		(viii) 	On August 1, 2013 the DeSantis Revocable Trust
sold 10,900 shares of Common Stock of the Issuer in a private sale for a sale price of $0.50 per share.
     		(ix) 	On August 2, 2013 the DeSantis Revocable Trust
sold 66,950 shares of Common Stock of the Issuer in a private sale for a sale price of $0.50 per share.
     		(x) 	On August 5, 2013 the DeSantis Revocable Trust
sold 25,665 shares of Common Stock of the Issuer in a private sale for a sale price of $0.51 per share.
     		(xi) 	On August 6, 2013 the DeSantis Revocable Trust
sold 30,400 shares of Common Stock of the Issuer in a private sale for a sale price of $0.50 per share.
     		(xii) 	On August 7, 2013 the DeSantis Revocable Trust
sold 32,145 shares of Common Stock of the Issuer in a private sale for a sale price of $0.51 per share.
     		(xiii) 	On August 7, 2013 the DeSantis Revocable Trust
sold 31,715 shares of Common Stock of the Issuer in a private sale for a sale price of $0.51 per share.
     		(xiv) 	On August 8, 2013 the DeSantis Revocable Trust
sold 147,574 shares of Common Stock of the Issuer in a private sale for a sale price of $0.55 per share.






CUSIP No. 45107K102
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13D
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Page 7 of 8 Pages
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     		(xv) 	On August 8, 2013 the DeSantis Revocable Trust
sold 112,961 shares of Common Stock of the Issuer in a private sale for a sale price of $0.53 per share.
     		(xvi) 	On August 13, 2013 the DeSantis Revocable Trust
sold 37,689 shares of Common Stock of the Issuer in a private sale for a sale price of $0.50 per share.
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     (d)?????With the exception of the 1,266,706 shares held by Integrated BioPharma, of which Carl DeSantis may be deemed to share beneficial ownership, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Statement.
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     (e)?????Not applicable.



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CUSIP No. 45107K102
?
13D
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Page 8 of 8 Pages
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SIGNATURE
    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2013
/s/Carl DeSantis
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Carl DeSantis, individually
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?
DeSantis Revocable Trust
Dated: September 12, 2013
By:?/s/Carl DeSantis
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Name: Carl DeSantis
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Title: Trustee
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CD Financial, LLC
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Dated: September 12, 2013
By:?/s/Carl DeSantis
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Name: Carl DeSantis
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Title: Manager